NEWS RELEASE

Federal Government Announces Investment in
New Multi-User Deep Water Dock at the Port of Sept Îles

February 14, 2012	(TSX: ADV) (OTCQX: ALDFF)

Alderon Iron Ore Corp. (TSX: ADV) (OTCQX: ALDFF) (“Alderon” or the “Company”) is pleased to announce that the Honourable Denis Lebel, Minister of Transport, Infrastructure and Communities, along with the Honourable Peter Penashue, Minister of Intergovernmental Affairs, announced yesterday in a press release that the Government of Canada will invest up to $55 million and will contribute to the construction of a new multi-user deep water dock at the Port of Sept-Îles equipped with two ship loaders, as well as two conveyor lines. Construction of the new multi-user facility is expected to be completed by the end of March 2014.

“The construction of the new multi-user facility at the Port of Sept-Îles is critical to Alderon’s development plans” says Mark Morabito, Executive Chairman of Alderon. “Alderon looks forward to working with the Port in an effort to ensure that necessary agreements and infrastructure are in place in time for Alderon’s commencement of commercial production from the Kami Project expected in 2015.”

“The Government of Canada sees Quebec’s ports as a gateway to global markets,” said Minister Lebel. “The Port of Sept-Îles is a strategic port for Canada and an important component of Quebec’s maritime system supporting trade, and its development will lead to jobs in the region, northern Quebec and Labrador.”

“The benefits this new project will bring to the iron ore industry in the region will strengthen the economy for Labrador and Quebec, and will encourage growth for many years to come,” added Minister Penashue.

This investment will help the port meet global shipping standards for the iron ore industry, which is the largest commodity shipped through the port to overseas markets. It will also boost the effectiveness and capacity of port operations.

The information regarding the investment by the Government of Canada and the quotes from Minister Lebel and Minister Penashue are taken from the February 13, 2012 press release which can be found at the following link: http://www.newswire.ca/en/story/920521/harper-government-announces-job-creating-investments-in-the-port-of-sept-iles.

About the Port of Sept-Îles

A deep water port, situated 650 kilometres down river from Quebec City on the North Shore of the Gulf of St. Lawrence on the Atlantic Ocean, the Port of Sept-Iles is a large natural harbour, more than 80 metres in depth, which is open to navigation year round. The port is characterized by its deep waters and 10 km wide semi-circular bay.

The Port of Sept-Îles is the most important port for the shipment of iron ore in North America serving the Quebec and Labrador mining industry. With a full range of high-performance equipment, the Port of Sept-Îles is North America’s leading iron ore port and will now become Canada’s second largest in terms of annual volume handled, with close to 34 million tons expected in 2012. Sept-Îles’ port facilities play a vital and strategic role in the operation of a number of businesses from the region’s primary sector. The port’s annual economic impact is estimated at nearly $1 billion, with some 4,000 direct and indirect jobs. Port activity at the Port of Sept-Îles therefore remains a significant source of wealth creation in Quebec and Canada.

About Alderon

Alderon is a leading Canadian iron ore development company with offices in Vancouver, Toronto, Montreal and St. John’s.  The 100% owned Kami Project is located within Canada’s premier iron ore district and is surrounded by four producing iron ore mines.  The Alderon team is comprised of skilled professionals with significant iron ore expertise to advance Kami towards production.

ALDERON IRON ORE CORP.

On behalf of the Board

“Mark J Morabito”

Executive Chairman

Vancouver Office	Toronto Office	Montreal Office	St. John’s Office
T: 604-681-8030	T: 416-309-2138	T: 514-281-9434	T: 709-576-5607
F: 604-681-8039	F: 416-861-8165	F: 514-281-5048	F: 709-576-7541
E: info@alderonironore.com
www.alderonironore.com

For Investor Relations, please call:

Konstantine Tsakumis

1-866-683-8030

Cautionary Note Regarding Forward-Looking Information

Information set forth in this news release may involve forward-looking statements under applicable securities laws. Forward-looking statements are statements that relate to future, not past, events. In this context, forward-looking statements often address expected future business and financial performance, and often contain words such as “anticipate”, “believe”, “plan”, “estimate”, “expect”, and “intend”, statements that an action or event “may”, “might”, “could”, “should”, or “will” be taken or occur, or other similar expressions. All statements, other than statements of historical fact, included herein including, without limitation; statements about the completion of the multi-user facility, the commencement of production from the Kami Project, Alderon’s access to the Port’s facilities and the development of the Kami Project are forward-looking statements. By their nature, forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements, or other future events, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, the following risks: the need for additional financing; operational risks associated with mineral exploration; fluctuations in commodity prices; title matters; inability to access railway transportation, sources of power; inability to conclude a formal agreement with the Port; environmental liability claims and insurance; reliance on key personnel; the potential for conflicts of interest among certain officers, directors or promoters with certain other projects; the absence of dividends; competition; dilution; the volatility of our common share price and volume and the additional risks identified in the “Risk Factors” section of the Company’s Annual Information Form for the year ended December 31, 2010 or other reports and filings with the Toronto Stock Exchange and applicable Canadian securities regulations. Forward-looking statements are made based on management’s beliefs, estimates and opinions on the date that statements are made and Alderon undertakes no obligation to update forward-looking statements if these beliefs, estimates and opinions or other circumstances should change, except as required by applicable securities laws. Investors are cautioned against attributing undue certainty to forward-looking statements.